Chijet Motor Company, Inc.

Sertus Chambers

Governors Square, Suite #5-204

23 Lime Tree Bay Avenue, P.O. Box 2547

Grand Cayman, KY1-1104, Cayman Islands

VIA EDGAR

March 28, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Chijet Motor Company, Inc. Registration Statement on Form F-4, as amended (File No. 333-270390) (the “Registration Statement”)

Dear Mr. Fullem:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Chijet Motor Company, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Standard Time on Thursday, March 30, 2023, or as soon as thereafter practicable.

Very truly yours,

CHIJET MOTOR COMPANY, INC.

By:	/s/ Mu Hongwei
Name:	Mu Hongwei
Title:	President

cc:	Ellenoff Grossman & Schole LLP Sichenzia Ross Ference LLP